Chief Executive of Hong Kong Recognizes Member of IMTE

Hong Kong, New York -- June 6, 2018 -- Integrated Media Technology Limited (ASX:ITL) (NASDAQ:IMTE) ("IMTE" or the "Company") today announced that its subsidiary, Marvel Digital Limited ("MDL"), received recognition from Mrs. Carrie Lam, the Chief Executive of Hong Kong, for its glasses-free 3D technology at the Hong Kong Winners 2018 ceremony on June 4, 2018. The Hong Kong Winners ceremony is held annually to recognize Hong Kong companies who won awards at the prestigious International Exhibition of Inventions of Geneva. This ceremony is limited to the invited VIP participants only. This year, MDL was selected as one of the five companies to present its award-winning invention directly to Mrs. Carrie Lam.

"It is an honor to be recognized by the Hong Kong Chief Executive for the prestigious awards in Geneva," said Dr. Herbert Lee, IMTE's Chairman and CEO. "Our advance technology continues to be acknowledged worldwide, establishing our position as a leader in the autostereoscopic 3D industry."

MDL won two awards at the 46th International Exhibition of Inventions of Geneva, which took place on April 11-15, 2018, for its Advanced Image Rendering Algorithms for Autostereoscopic 3D Displays. The exhibition was organized by the Swiss Federal Government, the State and City of Geneva and the World Intellectual Property Organization - WIPO. It included over 1,000 new inventions and products from more than 800 exhibitors and 42 countries. An international jury selected MDL's technology based on the commercial potential and the innovative achievement. This also indicates that MDL's sophisticated glasses-free 3D technology and solutions have brought unprecedented innovation to the 3D visual industry and is respected worldwide.

Equipment for Precision
Analysis on Airplane
Intelligent 3D

MDL team presents the glasses-free 3D Display to the Chief Executive of HKSAR, Mrs. Carrie Lam

香港發明　揚威海
Hong Kong Winners 201
International Exhibition of Inventions of Gen

Dr. Herbert Lee was representing MDL on stage with the Chief Executive of HKSAR, Mrs. Carrie Lam, and other HKSAR governors.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE" and the ASX under the symbol "ITL". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948